United States securities and exchange commission logo





                               August 10, 2021

       Bill Hodson
       Chief Executive Officer
       LiveWire Ergogenics, Inc.
       1600 N Kraemer Blvd.
       Anaheim, CA 92806

                                                        Re: LiveWire
Ergogenics, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 29, 2021
                                                            File No. 024-11593

       Dear Mr. Hodson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed July 29, 2021

       Cover Page

   1. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of
securities to be offered, consistent with Rule 253(b). Please revise throughout the filing
to consistently state the maximum number of shares of common stock you are offering,
rather than a range of shares of common stock.
       Legal Opinion, page II-1

   2. Please have counsel revise the price range in its opinion to reflect the price range in the offering.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its
 Bill Hodson
LiveWire Ergogenics, Inc.
August 10, 2021
Page 2

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Staff
Attorney, at (202) 551-3454 with any questions.



FirstName LastNameBill Hodson                              Sincerely,
Comapany NameLiveWire Ergogenics, Inc.
                                                           Division of
Corporation Finance
August 10, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName